Exhibit 99.3

 May 10, 2021

Hailiang Education Group Inc.

Please be advised of the following Depositary’s Notice of Annual General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	40522L108	(DTC Eligible)	ADS ISIN:	US40522L1089

Country of Incorporation:	Cayman Islands

Meeting Details:	Annual General Meeting

ADS Record Date:	May 10, 2021

Voting Deadline:	June 03, 2021 at 10:00 AM EST

Meeting Date:	June 09, 2021

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website:
http://ir.hailiangedu.com/

Ratio (ORD:ADS):	16 : 1

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Hailiang Education Group Inc. (the “Company”) has received notice from the Company of Annual General Meeting of Shareholders (the “Meeting”) currently scheduled on the date set forth above. Shareholders may obtain a copy of the proxy materials, including the Company’s 2020 annual report, from the Company’s website at http://ir.hailiangedu.com/ or by submitting a request to ir@hailiangeducation.com.

In accordance with the provisions of the Deposit Agreement among the Company, the Depositary, and all registered holders (“Holders”) and beneficial owners (“Beneficial Owners”) from time to time of ADSs issued thereunder (the “Deposit Agreement”), Holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s ADSs. A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

Holders are advised that in the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Shares represented by the ADSs held by such Holder on the ADS Record Date set forth above, pursuant to the terms of the Deposit Agreement, Holders will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Shares, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification. The Depositary shall have no obligation to notify Holders if it should receive any such notification from the Company.

Beneficial Owners of ADSs held through a bank, broker or other nominee must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the Voting Deadline indicated above.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

1

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

db@astfinancial.com

2